As filed with the Securities and Exchange Commission on October 21, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PMA CAPITAL CORPORATION

(Name of Subject Company (issuer))

PMA CAPITAL CORPORATION, as Offeror

(Names of Filing Persons (identifying status as offeror, issuer or other person))

4.25% SENIOR CONVERTIBLE DEBENTURES DUE 2022

(Title of Class of Securities)

693419AA1

(CUSIP Number of Class of Securities)

Robert L. Pratter

Senior Vice President,

General Counsel and Secretary

380 Sentry Parkway

Blue Bell, Pennsylvania 19422

(610) 397-5345

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

(215) 665-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$86,250,000	$10,927.88

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the book value as of September 30, 2004 of the maximum amount of 4.25% Senior Convertible Debentures due 2002 that may be received by the Registrant from tendering holders in the exchange offer.

(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed October 1, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,927.88

Form or Registration No.: Form S-4 (File No. 333-119435)

Filing Party:             PMA Capital Corporation

Date Filed:               October 1, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

This Amendment No. 1 to Tender Offer Statement on Schedule TO (the “Amendment”) is being filed by PMA Capital Corporation (the “Company”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to $86,250,000 aggregate principal amount of its 6.50% Senior Secured Convertible Debentures due 2022 (the “New Debentures”) for any and all of the $86,250,000 aggregate principal amount of its outstanding 4.25% Senior Convertible Debentures due 2002 (the “Existing Debentures”), upon the terms and subject to the conditions set forth in the exchange offer prospectus (the “Prospectus”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Amendment, respectively.

The information set forth in the Prospectus under the caption “Summary – The Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address. PMA Capital Corporation, a Pennsylvania corporation, is the subject company. The address and telephone number of its principal executive offices are 1735 Market Street, Philadelphia, Pennsylvania 19103, (215) 665-5046.

(b) Securities. The subject securities consist of $86,250,000 aggregate principal amount of the Company’s 4.25% Senior Convertible Debentures due 2022.

(c) Trading market and price. There is no established trading market for the securities.

Item 3.	Identity and Background of Filing Person.

(a) Name and address. The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors is c/o PMA Capital Corporation, 1735 Market Street, Philadelphia, Pennsylvania 19103, (215) 665-5046.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the Company:

Name	Position
Peter S. Burgess	Director
Joseph H. Foster	Director
Thomas J. Gallen	Director
Anne S. Genter	Director
Richard Lutenski	Director
James F. Malone III	Director
John W. Miller, Jr	Director
Edward H. Owlett	Director
Roderic H. Ross	Director

L. J. Rowell, Jr	Director
Neal C. Schneider	Director
Mark M. Wilcox	Director
Vincent T. Donnelly	President, Chief Executive Officer and Director
William E. Hitselberger	Executive Vice President, Chief Financial Officer and Treasurer
Robert L. Pratter	Senior Vice President and General Counsel

Item 4.	Terms of the Transaction.

(a) Material terms.

(1)	Tender offers.

(i)-(ii) The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “The Exchange Offer – Terms of the Exchange Offer” is incorporated herein by reference.

(iii) The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “The Exchange Offer – Expiration Date; Extensions; Amendments” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Prospectus under the caption “The Exchange Offer – Expiration Date; Extensions; Amendments” is incorporated herein by reference.

(vi) The information set forth in the Prospectus under the caption “The Exchange Offer – Withdrawal of Tenders” is incorporated herein by reference.

(vii) The information set forth in the Prospectus under the captions “The Exchange Offer – Procedures for Exchange” and “The Exchange Offer – Withdrawal of Tenders” is incorporated herein by reference.

(viii) The information set forth in the Prospectus under the caption “The Exchange Offer – Acceptance of Existing Debentures for Exchange” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Prospectus under the caption “Summary – Material Differences Between the Existing Debentures and the New Debentures” is incorporated herein by reference.

(xi) The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(xii) The information set forth in the Prospectus under the caption “Material United States Federal Income Tax and Estate Tax Considerations” is incorporated herein by reference.

(2)	Mergers or similar transactions.

Not applicable.

(b) Purchases. To the best knowledge of the Company, no Existing Debentures are to be purchased from any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus under the caption “The Exchange Offer – Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of the securities acquired. The Existing Debentures acquired in the transaction will be retired.

(c) Plans.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds. The consideration to be used in the exchange offer consists of New Debentures. If all of the Existing Debentures are tendered and accepted for exchange, an aggregate principal amount of $86,250,000 of New Debentures will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. None.

(b) Securities transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in the Prospectus under the caption “The Exchange Offer – Exchange Agent and Information Agent,” “The

Exchange Offer – Dealer Manager” and “The Exchange Offer – Other Fees and Expenses” are incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial information.

The following financial statements and information are incorporated by reference:

(1)	The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003;

(2)	The unaudited condensed and consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004; and

(3)	The information set forth in the Prospectus under the caption “Ratio of Earnings to Fixed Charges.”

(b) Pro forma. The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings.

(1)	None other than as otherwise disclosed.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b) Other material information. The information set forth in the Prospectus and the Letter of Transmittal (Exhibits (a)(1) and (a)(3), respectively, to this Amendment) is incorporated herein by reference.

Item 12.	Exhibits.

(a) (1)	Exchange Offer Prospectus, dated October 21, 2004, incorporated herein by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-119435).

(2)	Form of Indenture between the Issuer and U.S. Bank National Association and the first supplement thereto.*

(3)	Form of Letter of Transmittal.**

(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.**

(5)	Form of Letter to Clients.**

(6)	Press Release issued October 21, 2004 (Filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)    Not applicable.

(d)    None.

(g)    The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

(h)    Opinion of Ballard Spahr Andrews & Ingersoll, LLP.**

*	To be filed by amendment.
**	Filed as an exhibit to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-119435) and incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PMA CAPITAL CORPORATION

/s/ William E. Hitselberger
Name:	William E. Hitselberger
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: October 21, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Exchange Offer Prospectus, dated October 21, 2004, incorporated herein by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-119435).

(a)(2)	Form of Indenture between the Issuer and U.S. Bank National Association and the first supplement thereto.*

(a)(3)	Form of Letter of Transmittal.**

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)	Form of Letter to Clients.**

(a)(6)	Press release issued October 21, 2004 (Filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(g)	See Exhibit (a)(1) above.

(h)	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.**

*	To be filed by amendment.
**	Filed as an exhibit to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-119435) and incorporated herein by reference.